EX-q.3

                              PROCEDURES MEMORANDUM


                      Jackson National Separate Account IV
                   Jackson National Life Insurance Company(R)



                                   Exhibit No.

                              Procedures Memorandum
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)

                 Description of Jackson National(R)'s Purchase,
                Redemption, and Transfer Procedures for Policies


This document sets forth the administrative procedures that will be followed by Jackson National Life Insurance Company ("JNL(R)") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Owners of their interest in the Policies. The defined terms used in this memorandum are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

1.   "PUBLIC OFFERING PRICE:" PURCHASE AND RELATED TRANSACTIONS

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, issuance, transfer, and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans. The summary, while comprehensive, does not attempt to address each and every procedure or variation which might occur.

     A.   PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

Premiums for the Policies will not be the same for all Owners. JNL will require the Owner to pay a required Premium to place the policy in force. Owners will also determine a planned periodic Premium payment schedule that provides a level Premium payable at a fixed interval for a specified period of time. Payment of Premium in accordance with this schedule is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Owners may make Premium payments in any amount in any frequency, subject only to the maximum Premium limitation under Federal tax law.(i) If at any time a Premium is paid which would result in total Premiums exceeding the current maximum Premium limitation, JNL will accept only that portion of the Premium which will make total Premiums equal that amount. Any portion of the Premium in excess of that amount will be returned to the Owner and no further Premiums will be accepted until allowed by the current maximum premium limitations or unless the Owner increases the face amount of the Policy.

The Policy will remain in force so long as the Cash Surrender Value is sufficient to pay certain monthly charges in connection with the Policy, or during the first three policy years only, so long as the Net Policy Value is sufficient to pay the monthly charges, provided that the total payments made, net any partial surrenders, equal or exceed cumulative Minimum Monthly Premiums as defined in the Policy. The amount of a Premium, if any, that must be paid to keep the Policy in force depends upon the Cash Surrender Value, which in turn depends on such factors as the investment experience, the cost of insurance charge, administrative charges, and surrender charges. In addition, if outstanding loans are present, by definition, Indebtedness must be taken into account. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The main reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk, which is actuarially determined based upon factors such as issue age, sex, duration, risk classification and face amount of the Policy. Accordingly, while not all Owners will be subject to the same cost of insurance rate, there will be a single "rate" for all Owners in a given actuarial category. The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Owners, but recognize that Premiums and charges must be based upon factors such as age, sex, health, and occupation.


B.   APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed application, JNL will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been successfully completed.

If the required minimum Premium for the Policy is submitted with the application, and a signed Temporary Insurance Agreement is received, temporary insurance coverage will ordinarily begin providing the conditions of the temporary insurance agreement are met. Once the Underwriting Department approves and issues the Policy as applied for, full coverage ordinarily begins, based on receipt of any required medical examinations or other items requested in accordance with JNL's underwriting requirements. If a minimum Premium is not paid with the application, insurance coverage will ordinarily begin on the date the Policy is delivered to the Owner and the required Premium is collected. JNL will keep in either a pending policy or policy suspense account any premium below the minimum premium that is paid with an application. JNL will automatically and systematically refund any such premium if a policy is not placed in force as a result of the application. Insurance coverage may also begin on any other date mutually agreeable to JNL and the Owner as long as such date complies with all applicable state and federal laws and regulations.

The minimum face amount at issue is $100,000 under JNL's current rules. JNL reserves the right to revise its rules from time to time to specify a different minimum face amount at issue for subsequently issued Policies.

C.   PREMIUM ALLOCATION

In the application for a Policy, the Owner must allocate Premiums among the Subaccounts of the Separate Account and the Fixed Account.. All Premium payments received before the Commencement Date will be held in JNL's General Account until the Commencement Date. No earnings or interest will be credited before the Commencement Date. On the Commencement Date JNL will allocate such Premiums to a Fixed Account. In the event there are outstanding requirements on the Commencement Date, such as an amendment containing a material change to the application requiring the Owner's signature, the Commencement Date is postponed.

JNL reserves the right to keep the Premiums in a Fixed Account following the Commencement Date (or later date as described above) for a period equal to the right to examine period as required by state law plus five days before allocating them (plus earnings and less monthly deductions) to the subaccount(s) the Owner has selected. After the allocation date, JNL generally allocates additional Net Premium to the Subaccounts and the Fixed Account as of the date premium is received. If an additional premium results in an increase in the Death Benefit and thus requires underwriting, JNL may delay allocation until the underwriting is completed. JNL will return any premium received more than 15 days in advance of the policy anniversary that is in excess of the maximum policy premium for the current year. For premium that is in excess of the maximum policy premium for the current year and received 15 days or less in advance of the policy anniversary, JNL will hold the excess premium with the consent of the policyowner. JNL will not pay interest on the excess premium and will apply it to the policy on the policy anniversary.

The allocation for future Premiums may be changed at any time by written notice (or by telephone notice, if authorized) to JNL without payment of any fee or penalties.

D.   REINSTATEMENT

A lapsed Policy may be reinstated any time within five years of the date of the lapse by submitting the following items to JNL: (1) A written request for reinstatement; (2) Evidence of insurability satisfactory to JNL for the same payment class as the Policy was issued; (3) Payment of the unpaid monthly deductions for the Grace Period; and (4) Payment of a Premium sufficient to keep the Policy in force for at least three months.

JNL will retain in a suspense account any reinstatement premium that is received prior to JNL making a decision on an application for reinstatement. The effective date of reinstatement will be the next Business Day following the date the required Premium is received and the application for reinstatement is approved by us.

E.   REPAYMENT OF INDEBTEDNESS

Outstanding indebtedness may be repaid at any time while the Policy is in force. Upon repayment, the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the subaccounts of the Separate Account according to the Owner's most recent premium allocation instructions on file, unless the Owner instructs us otherwise.

F.   CORRECTION OF MISSTATEMENT OF AGE OR SEX

If, during the processing of a claim, JNL discovers that the age or sex of the Insured has been misstated, JNL will adjust the Death Benefit Proceeds of the Policy to the amount which the most recent COI deduction would have purchased at the correct age and sex.

If the age or sex of the Insured is incorrectly stated and the error is discovered by JNL before a claim is made, then all values relevant to the Policy will be recalculated from the Policy Date assuming the correct sex and age.

2. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

A.   SURRENDER VALUES

As long as the Policy is in force,  the Owner may  surrender  the Policy or make a partial surrender (after the first policy year) at any time by sending a written request to JNL. The amount available for surrender ("Cash Surrender Value") is the Policy Value less any applicable surrender charges and
Indebtedness at the end of the Valuation Period during which the surrender request is received at JNL's home office. Cash Surrender Value will be determined on a daily basis. This will enable JNL to pay a Cash Surrender Value based on the next computed value after a request is received.(ii) Surrenders from the Separate Account will generally be paid within seven days of receipt of the written request.(iii)

The Owner can obtain a portion of the Cash Surrender Value by making a partial surrender from the Policy. A partial surrender may not reduce the Cash Surrender Value to an amount less than or equal to the amount needed for the next 3 Monthly Deductions. The minimum withdrawal at any time is $500. A Partial Surrender Fee of $25 will be subtracted from the Policy Value. A partial surrender will also affect the Policy Value and Death Benefit Proceeds. The face amount remaining after a partial surrender may not be less than $100,000.

OPTION A. Partial surrenders generally will affect both the Policy Value and the life insurance proceeds payable under the Policy. The Policy Value will be reduced by the amount of any partial surrender. Moreover, life insurance proceeds payable under the Policy will generally be reduced by the amount of the partial surrender. If increases in Specified Amount previously have occurred, a partial surrender will first reduce the face amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy Specified Amount.

OPTION B. Under Option B, which provides for life insurance proceeds equal to the Specified Amount plus Net Policy Value, a reduction in Policy Value as a result of a partial surrender will typically result in a dollar per dollar reduction in the life insurance proceeds payable under the Policy.

OPTION C. Under Option C, if the partial surrender amount is less than the total premiums paid minus the sum of all prior total partial surrender amounts, the Death Benefit is not reduced. However, because the sum of the partial surrender amounts has increased, the Total Death Benefit is reduced. If the total partial surrender amount is greater than the total Premium paid minus the sum of all prior partial surrender amounts, the Death benefit will be reduced by the amount that the partial surrender amount exceeds the total Premium paid minus the sum of all prior total partial surrender amounts.

The Owner may request a partial surrender be taken from among the Subaccounts of the Separate Account and the Fixed Account, subject to limits. The amount withdrawn from the Fixed Account may not be more than the partial surrender amount multiplied by the ratio of the value in the Fixed Account to the value in the Investment Divisions and Fixed Account immediately before the partial surrender. Before any withdrawals can be made, a proper withholding form must be on file.

The amount payable upon complete surrender of the Policy is the Cash Surrender Value which is generally paid in a lump sum. Proceeds will generally be paid within seven days of receipt of a request for surrender.

B.   DEATH BENEFITS

So long as it remains in force, the Policy provides for the payment of life insurance proceeds upon the death of the Insured. Proceeds will be paid to a named Beneficiary or contingent Beneficiary. One or more Beneficiaries or contingent Beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under one of the optional payment plans then available from JNL. The amount of Death Benefit proceeds payable will be determined at the end of the Valuation Period during which due Proof of Death is received by JNL.

Proceeds of the Policy will be reduced by any outstanding Indebtedness and any due and unpaid charges and increased by any benefits added by rider. Proceeds will ordinarily be paid within seven days after JNL receives due Proof of Death and all other requirements deemed necessary have been satisfied.

The Death Benefit will be based on:
    1.   The death benefit option in effect on the date of death;
    2.   Any increases or decreases to the face amount.

While the insured is alive, the Owner may choose between three death benefit options:
    If Option A is selected, the Death Benefit will be the greater of:
    1.   The face amount; or
    2. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.


    If Option B is selected, the Death Benefit will be the greater of:
    1.   The face amount plus the Policy Value; or
    2. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

    If Option C is selected, the Death Benefit will be the greater of:
    1. The face amount plus the greater of (i) the sum of all Premiums paid plus the greater of (i)all premiums paid minus all prior partial surrenders (including any applicable charges) or (ii) zero.
    2. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

Under Death Benefit Option A, the Death Benefit will only vary whenever the applicable percentage of Policy Value set forth in the Policy exceeds the face amount of the Policy. Under Death Benefit Option B, the Death Benefit will always vary with the Policy Value since the Death Benefit equals the face amount plus the Policy Value. Under Option C, the Death Benefit will vary with the payment of additional premium and partial surrenders.

Subject to certain limitations, an Owner may increase or decrease the face amount of a Policy. A change in face amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Owner's cost of insurance charge. Any decrease in the face amount will take effect on the first Monthly Anniversary after we approve the request. If less than one business day remains before the Monthly Anniversary, the decrease will be effective on the second following Monthly Anniversary. No decrease in the face amount will be permitted during the first three policy years for Perspective Investor policies or during the first seven policy years for Ultimate Investor or JNL Advisor policies. The face amount may not be decreased more than once per year. The face amount remaining in force after any requested decrease may not be less than $100,000. If following the decrease in face amount, the Policy would not comply with the maximum Premium limitations required by Federal tax law, the decrease may be limited (or if the Owner so elects, Policy Value may be returned to the Owner) to the extent necessary to meet these requirements. For purposes of determining the cost of insurance charge, a decrease in the face amount will reduce the face amount in the following order:

    1.   The face amount provided by the most recent increase;
    2.   The next most recent increase successively; and
    3.   The face amount when the Policy was issued.

For an increase in the face amount, a written application must be submitted. JNL may also require that additional evidence of insurability be submitted. An increase will take effect on the first Monthly Anniversary after we approve the request. If less than one business day remains before the Monthly Anniversary, the increase will be effective on the second following Monthly Anniversary. An increase need not be accompanied by an additional Premium; JNL may, however, deduct any charges associated with the increase from existing Policy Value. No increase in the face amount will be permitted during the first policy year. The face amount may not be increased more than once in any 12-month period.

Generally, the Death Benefit option in effect may be changed once each Policy Year at any time after the first policy year by sending JNL a written request for change. If the Death Benefit option is changed from Option B to Option A, the face amount will be increased by an amount equal to the Policy Value on the effective date of change. The effective date of such a change will be the Monthly Anniversary on or following receipt of the request.

If the Death Benefit option is changed from Option A to Option B, the face amount will be decreased by an amount equal to the Policy Value on the effective date of change. This change may not be made if it would result in a face amount less than $100,000. The effective date of such a change will be the Monthly Anniversary on or following the date the request is received.

If the Death Benefit option is changed from Option C to Option A, the face amount will be increased by the sum of all premiums paid minus all prior partial surrenders. The effective date of such a change will be the Monthly Anniversary on or following receipt of the request.

JNL may require evidence of insurability satisfactory to us for a change from Option A to Option B. JNL does not currently require evidence of insurability for other changes in Death Benefit Option. The following changes are not allowed: Option A to Option C, Option B to Option C, or Option C to Option B.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of the Policy Value.

C.   PREMIUM REFUNDS

JNL will not normally refund Premium payments unless one of the following situations occurs:

    1. The Insured is rated substandard during the underwriting process and the Owner does not accept the rating.
    2. The proposed Insured is determined to be uninsurable by JNL's standards.
    3.   Underwriting requirements were never completed.
    4. The Owner exercises the Free Look privilege in accordance with state regulations.
    5. The Premium payment would disqualify the policy as life insurance coverage as defined under the Internal Revenue Code.
    6. The Premium is in excess of the 7 pay limits as defined under the Internal Revenue Code and the Owner does not sign a form acknowledging that the policy is a MEC.
    7.   An application is declined by JNL.

D.   POLICY LOANS

So long as the Policy remains in force, and the Allocation Date has passed, the Owner may borrow money from JNL using the Policy as the only security for the loan. Policy Loans have priority over the claims of any assignee or any other person. The minimum policy loan is $500. The maximum amount that may be borrowed at any time is 90 percent of the Policy Value less 90% of the Surrender Charges less Indebtedness at the end of the Valuation Period during which the loan request is granted. Indebtedness equals the total of all outstanding Policy Loans and any accrued interest on the loans. Indebtedness may be repaid all or in part at any time. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. Any interest not paid when due becomes part of the Policy Loan and will bear interest at the same rate.

When a Policy Loan is made, a portion of the Policy Value sufficient to secure the loan will be transferred to the Loan Account. Any loan interest that is due and unpaid will also be transferred. Amounts transferred to the Loan Account will accrue interest at an annual rate of 3.0 percent. Policy Loans will usually be allocated from the Subaccounts and the Fixed Account proportionately based on their current value. JNL will ordinarily disburse proceeds of Policy Loans within seven days after receipt of a written request although postponement of disbursement may take place under certain circumstances.(iv)

For the Perspective Investor VUL, prior to the tenth policy anniversary, the interest rate charged for a loan is 4.0 percent per year. After the tenth policy anniversary, the interest rate charged for a loan is 3.0 percent per year. For the Ultimate Investor VUL and Jackson National Life Advisor VUL, prior to the fifth policy anniversary, the interest rate charged for a loan is 4.0 percent per year. After the fifth policy anniversary, the interest rate charged for a loan is 3.0 percent per year.

If the Owner has a loan on a policy with another company, and he/she is terminating that policy to buy one from JNL, usually the Owner would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned could be due. JNL will permit the Owner to carry the old loan over to the new JNL Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The loan amount cannot exceed 90% of the total amount of the exchange. In addition, the cash portion of the transfer must be sufficient to place the policy in force. We do not normally allow backdating for these policies.

Indebtedness may not exceed the Cash Surrender Value. If Indebtedness would otherwise exceed the Cash Surrender Value, JNL will notify the Owner and any assignee of record. JNL will require a payment sufficient to keep the Policy in force for at least three more months. If such payment is not received within the grace period, the Policy will lapse and terminate without value (see "Policy Lapse," below). The Policy may later be reinstated, but the loan cannot be reinstated (see "Reinstatement," above).

So long as the Policy remains in force, Indebtedness may be repaid in whole or in part at any time during the Insured's life. If the Owner does not designate the payment as a loan repayment, JNL will apply payments received as premium payments. Upon repayment, the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the Subaccounts of the Separate Account according to the Owner's most recent premium allocation instructions on file, unless the Owner instructs us otherwise. Any outstanding Indebtedness is subtracted from life insurance proceeds payable at the Insured's death and from Policy Value upon complete surrender.

E.   POLICY LAPSE

The Policy will remain in force so long as the Cash Surrender Value is sufficient to pay the monthly deduction. In the event the Cash Surrender Value is insufficient to pay the monthly deduction, the Owner will be given a sixty-one day period ("grace period") within which to make a Premium payment to avoid lapse. The Premium required to avoid lapse must be sufficient to keep the Policy in force for three months. The required Premium will be set forth in a written notice which JNL will send to the Owner on the date that the Cash Surrender Value is insufficient to meet the monthly deduction. The Policy will continue in force through the grace period, but if no payment is forthcoming, the Policy will terminate at the end of the grace period.

Notwithstanding the above, during the first three policy years, the Policy will not enter the grace period if the cumulative Minimum Monthly Premium amount has been paid and the Policy Value is positive.

If the Insured dies during the grace period, the Death Benefit payable will be reduced by the amount of the monthly deduction due and unpaid and the amount of any outstanding Indebtedness. In addition, whenever the Indebtedness exceeds the Surrender Value, the grace period provision will apply. A lapsed Policy may be reinstated any time within 5 years after the date of lapse (see "Reinstatement," above.

 3.   TRANSFERS

The Owner may transfer Policy Values from an Investment Division to another Investment Divisions and/or the Fixed account at any time, by written request or telephone authorization or via the internet. Currently, there is no minimum transfer amount for transfers among the Investment Divisions except in states where a minimum transfer amount is required by law (or if a transfer is made as part of our Dollar Cost Averaging program as described below). Transfers may be made to the Fixed Account without restriction. Except in the case of Rebalancing, only one transfer from the Fixed Account during any Policy Year is permitted and is limited to the greater of $1,000 (or the Fixed Account Value, if less), the amount transferred out of the Fixed Account in the previous year, or 25% of the Fixed Account Value. JNL reserves the right to impose a minimum transfer amount in the future. Each transfer in excess of 15 in a policy year will be subject to a fee of $25. Transfers due to the operation of Dollar Cost Averaging or Rebalancing are not counted toward the 15 free transfers per policy year.

We reserve the right to limit the number of transfers in any Policy Year and to restrict the transfers from being made on successive business days. The Owner's right to make transfers is subject to modification if JNL determines that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We may apply the modification in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners.

Under our automatic Dollar Cost Averaging program, the Owner may authorize us to transfer a fixed dollar amount at fixed intervals from an Investment Division they choose to other investment options, including other Investment Divisions or the Fixed Account. The interval between transfers may be monthly, quarterly, semi-annually, or annually, as selected by the Owner. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until otherwise instructed, or until the chosen source of transfer payments is exhausted.

Currently, there is a minimum transfer amount of $100 per transfer. We may change this minimum or grant exceptions.

Under Rebalancing, the Owner may choose to have rebalances made monthly, quarterly, semi-annually, or annually.

Telephone calls authorizing transfers must be completed by 4:00 p.m. Eastern time, or the close of the NYSE if earlier, on a Valuation Date in order to be effected at the price determined on such date. Transfer authorizations whether written, via the Internet, or by telephone, which are received after 4:00 p.m. Eastern Time, or the close of the NYSE if earlier, will be processed as of the next Valuation Date. A proper authorization form for transfers must be on file.

At any time we may suspend, modify or terminate the privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Subaccounts in any Policy year, or to refuse any Subaccount transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners.

JNL utilizes procedures that it believes provide reasonable assurances that telephone authorized transfers are genuine. Such procedures include taping of telephone conversations with persons purporting to authorize such transfers and requesting identifying information from such persons. Additionally, JNL disclaims any liability for losses resulting from such transfers by reason of their allegedly not having been properly authorized. However, if JNL does not take reasonable steps to help ensure that such authorizations are valid, JNL may be liable for such losses.

Transfers resulting from Policy Loans, Dollar Cost Averaging, Rebalancing, and reallocations of Policy Value on the Allocation Date will not be subject to a transfer charge.

FOOTNOTES

(i) The Policy is structured to satisfy the definition of a life insurance contract under the Internal Revenue Code. Accordingly, the maximum premium limitation will be imposed to conform the Policy to certain restrictions on Premiums contained in the Internal Revenue Code which are necessary to satisfy the definition of life insurance.

(ii) Redemptions will be based on the Accumulation Unit Value next determined after receipt of a request.

(iii) Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by Commission;
      (ii) the Commission by order permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or not reasonably practicable to determine the value of the Separate Account's net assets. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the Owner's bank.

(iv)  See note (iii), supra.